UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Danimer Scientific, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-1924518
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

140 Industrial Boulevard	39817
Bainbridge, Georgia (Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: Warrants to Purchase Common Stock, par value $0.0001 per share

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

The securities to be registered hereby are warrants (the “Warrants”) to be distributed to holders of (i) shares of Class A common stock, $0.0001 par value per share (the “Common Stock”), (ii) 3.250% Convertible Senior Notes due December 15, 2026 (the “Convertible Notes”) (on an as-converted basis), and (iii) pre-funded common stock purchase warrants dated March 25, 2024 (on an as-exercised basis) (the “pre-funded warrants” and such holders of Common Stock, Convertible Notes and pre-funded warrants collectively referred to herein as the “Holders”) of Danimer Scientific, Inc. (the “Registrant”) as of May 13, 2024 (the “Record Date”). Holders may exercise their Warrants for shares of Common Stock of the Company as specified under the terms of the warrant agreement to be entered into between the Registrant and Continental Stock Transfer & Trust Company, as Warrant Agent (the “Warrant Agreement”). The following description of the Warrants and the Warrant Agreement is only a brief summary and is qualified in its entirety by reference to the complete description of the terms of the Warrants set forth in the Warrant Agreement (including the Form of Warrant attached thereto), the form of which has been filed as Exhibit 4.1 to this Registration Statement on Form 8-A and is incorporated herein by reference. Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Warrant Agreement.

The Registrant will distribute the Warrants on or about July 12, 2024 to Holders as of the Record Date.

On the distribution date of the Warrants, Holders will receive one Warrant for every three shares of Common Stock they hold as of the Record Date (rounded down to the nearest whole number for any fractional Warrant). For example a Holder of seventeen shares of Common Stock would receive five Warrants. Each Warrant will entitle the Holder to purchase at a cash exercise price of $5.00 (the “Exercise Price”), one share (as adjusted as described below, the “Basic Warrant Exercise Rate”) of Common Stock plus, to the extent described below, the Bonus Share Fraction, if any. A Bonus Share Fraction entitles a Holder to receive an additional one-half (0.5) of a share of Common Stock for each Warrant exercised (the “Bonus Share Fraction”) prior to the Bonus Share Expiration Date without payment of any additional Exercise Price. For exercises of Warrants, the Exercise Price shall be paid (x) prior to July 26, 2024, in cash or (y) starting on July 26, 2024, (i) in cash or (ii) if there are certain Designated Notes (as defined herein) as of the relevant Exercise Date, at the election of the Holder, either in cash or by delivery of certain issued and outstanding notes designated by the Company from time to time (the “Designated Notes”), in each case as described in the Warrant Agreement. The Company initially designates the Convertible Notes as Designated Notes commencing on July 26, 2024.

The right to receive the Bonus Share Fraction will expire at 5:00 p.m. New York City time on the first trading day (“Bonus Share Expiration Date”) following the date on which the volume weighted average price (“VWAP”) of the shares of Common Stock has been at least equal to the then applicable Bonus Share Expiration Price (as defined below) then in effect for at least 20 trading days each falling on or after August 1, 2024 (whether or not consecutive) out of 30 consecutive trading days (“Bonus Share Expiration Price Condition”). Any Dividend Warrant exercised after the Bonus Share Expiration Date will not be entitled to the Bonus Share Fraction. The Registrant will make a public announcement via press release prior to market open on the Bonus Share Expiration Date in the event of a Bonus Share Expiration Price Condition. The “Bonus Share Expiration Price” is initially $2.00 (subject to certain adjustments). In addition, upon the Bonus Share Expiration Date, all notes that are Designated Notes as of that date shall automatically lose their qualification as Designated Notes.

The Warrants are redeemable in the Registrant’s sole discretion at any time from and after the first trading day following the date on which the VWAP of the shares of Common Stock has been at least equal to the then applicable Redemption Trigger Price (as defined below) for at least 20 trading days each falling on or after August 1, 2024 (whether or not consecutive) out of 30 consecutive trading days. The “Redemption Trigger Price” is initially $5.00 (subject to certain adjustments). By public announcement only, the Registrant will provide at least 20 calendar days’ notice (the “Redemption Notice”) of the date selected for redemption (the “Redemption Date”). The redemption price upon any redemption shall equal $0.001 per Warrant. In the event of a redemption of the Warrants, Warrants will be exercisable until 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date.

Unless earlier redeemed, the Warrants will expire and cease to be exercisable at 5:00 p.m. New York City time on July 15, 2025 (the “Expiration Date”).

Subject to applicable laws and regulations and the terms of the Warrant Agreement, the Warrants may be exercised at any time starting on the date of issuance until the earlier of (x) 5:00 p.m. New York City time on the Expiration Date and (y) 5:00 p.m. New York City time on the Business Day prior to the Redemption Date.

The Basic Warrant Exercise Rate is subject to certain adjustments for events including: (i) stock dividends, splits, subdivisions, reclassifications and combinations, (ii) other distributions and spinoffs, and (iii) stockholders rights plans, in each case as set forth in the Warrant Agreement. The Bonus Share Fraction and the Bonus Share Expiration Trigger Price are subject to adjustment concurrently with adjustments to the Basic Warrant Exercise Rate.

Exercise of the Warrants is subject to the Ownership Limitation as set forth in the Warrant Agreement.

No fractional Warrants or fractional shares of Common Stock will be issued, and any such fractions that would otherwise be issuable will be rounded down as set forth in the Warrant Agreement.

The distribution of the Warrants has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), because the issuance of a dividend in the form of a Warrant for no consideration is not a sale or disposition of a security or interest in a security for value pursuant to Section 2(a)(3) of the Securities Act. The Company has applied for the Warrants to trade on the over-the-counter market. The Registrant will file a prospectus supplement under its existing shelf registration statement registering the shares of Common Stock underlying the Warrants.

The description of the Warrants contained in a form of prospectus or prospectus supplement relating to the Warrants subsequently filed by the Registrant pursuant to Rule 424(b) under the Securities Act shall be deemed to be incorporated by reference herein.

Item 2. Exhibits

The following exhibit is filed as part of this registration statement:

No.	Exhibit

4.1	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (including the Form of Warrant).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Danimer Scientific, Inc.

Date: July 11, 2024	By:	/s/ Stephen A. Martin
Stephen A. Martin
Chief Legal Officer and Corporate Secretary